Exhibit 99.1

2019-03-19

PRESS RELEASE

Oasmia Pharmaceutical AB (publ): Press release from the extraordinary general meeting 19 March 2019

In Oasmia Pharmaceutical AB (publ) (“Oasmia” or the ”Company”) an extraordinary general meeting was held today. The extraordinary general meeting was convened at the request of shareholders representing more than 10 per cent of the shares in the Company to address the matter of election of a new board of directors of the Company.

The extraordinary general meeting resolved that the number of members of the board of directors should be four. The extraordinary general meeting of shareholders moreover, resolved that any newly elected board members shall receive remuneration for their board work in accordance with the remuneration amounts resolved upon by the annual general meeting 2018, in proportion to the actual length of their term of office.

The extraordinary general meeting resolved to elect Jörgen Olsson, Sven Rohmann, Peter Zonabend and Gunilla Öhman as members of the board of directors for the Company, with Jörgen Olsson as chairman.

-We look forward to immediately starting our mission in order to secure the way forward of Oasmia in the best interest of all shareholders. This work will mainly focus on the transition of Oasmia into a commercial company. We strive towards a transparent and correct communication with the stock market, secure order to facilitate financing going forward, said the new chairman in Oasmia, Jörgen Olsson during the extraordinary General Meeting.

For more information, please contact

Jörgen Olsson, Chairman of the Board

Tel: +46 70 – 342 05 70

Mikael Asp, CEO

Phone: +46 18 - 50 54 40

E-mail: mikael.asp@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information was submitted for publication, through the agency of the contact person set out above, at 10.30 PM CET on 19 March 2019.